Exhibit 99.1

Share Transfer Agreement

This Share Transfer Agreement (hereinafter referred to as “this Agreement”) is entered into on May 21, 2026 in Guangzhou, Guangdong Province, the People’s Republic of China by and among the following parties:

Party A: Junze Management Co., Limited

Address: RM A5,7/F, ASTORIA BUILDING, NO.34 ASHLEY ROAD, TSIM SHA TSUI, HONG KONG

Party B: SKY KINGWIN (HK) LIMITED

Address: Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands

Party C: Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.

Address: Room 1304, Building No. 25, Tian’an Headquarters Center, No. 555, North Panyu Avenue, Donghuan Street, Panyu District, Guangzhou, Guangdong Province, China

In this Agreement, Party A, Party B and Party C are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

WHEREAS:

1.	Party A is a company incorporated and existing under the laws of Hong Kong;

2.	Party C is a company duly incorporated and validly existing under the laws of China and holds 100% equity of Guangdong Tiancheng Jinhui Enterprise Management Consulting Co., Ltd., Jiangsu Tiancheng Jinhui Management Consulting Co., Ltd. and Chongqing Tiancheng Jinhui Enterprise Management Consulting Co., Ltd.

3.	Currently, Party B holds 100% shares of Party C; and

4.	Party A intends to acquire 100% shares of Party C held by Party B, and Party B agrees to transfer such shares to Party A (hereinafter referred to as the “Share Transfer”).

THEREFORE, after negotiation, the Parties hereby reach the following agreement:

1.	Share Transfer

1.1	Subject to the terms and conditions stipulated in this Agreement, Party A agrees to acquire 100% shares of Party C held by Party B (hereinafter referred to as the “Target Shares”), and Party B agrees to such transfer. Upon completion of the transfer, Party A shall hold 100% shares of Party C.

1.2	The Parties unanimously confirm and agree that the pricing basis for this Share Transfer is determined by referring to the appraised value of all shareholders’ equity of Party C evaluated by Shenzhen Nanyang Asset Evaluation Firm (General Partnership); according to the asset evaluation reports of Shenzhen Nanyang Evaluation Report No. P25 of 2026 issued by Shenzhen Nanyang Asset Evaluation Firm (General Partnership) on April 9, 2026, with December 31, 2025 as the evaluation base date, the evaluation values of the market values of all shareholders’ equity of Party C on the evaluation base date are RMB 1,532,793.46. Based on the above valuation and the central parity rate of USD to RMB (7.0288) published by the China Foreign Exchange Trade System authorized by the People’s Bank of China on December 31, 2025, the transfer price for the Target Shares shall be US$ 218,100.00. As the consideration for the transfer of the Target Shares, Party A shall pay a total of US$ 218,100.00 (hereinafter referred to as the “Share Transfer Price”) to Party B in accordance with Article 2.

1.3	Party A and Party B shall respectively cause their respective internal institutions to review the Share Transfer under this Agreement within 5 working days after the signing of this Agreement and notify the relevant parties in writing within 2 working days after the internal institution review results come out: Party A shall notify Party B and Party C of its internal institution review results, and Party B shall notify Party A and Party C of its internal institution review results.

1.4	After Party A pays the full Share Transfer Price to Party B in a timely and sufficient manner in accordance with Article 2, Party B shall cooperate with Party A and Party C to complete the registration of the Target Shares under the name of Party A as soon as possible.

1.5	Party A, Party B and Party C shall jointly and severally be responsible for taking all necessary actions, including but not limited to signing necessary agreements and documents, obtaining necessary internal and external consents, amending the articles of association, etc., to realize the transfer of the Target Shares from Party B to Party A and handle the relevant registration and filing procedures involved in the Share Transfer, so that Party A becomes the registered owner of such shares.

1.6	The Parties agree that after Party B completes the transfer of 100% shares of Party C to Party A in accordance with this Agreement, Party B shall complete all its obligations and responsibilities under this Agreement. In addition, Party B (including its affiliates) shall not have any other obligations or responsibilities to other parties for this and previous transactions of the Target Shares, and other parties shall not make any other claims, demands or requirements to Party B (including its affiliates).

2.	Payment of Share Transfer Price

2.1	Party A shall pay the Share Transfer Price of US$ 218,100.00 to Party B in a lump sum within 10 working days after the following conditions are satisfied:

(a)	This Agreement is signed by all Parties;

(b)	The Share Transfer under this Agreement is approved by the internal institutions of Party A and Party B respectively.

2.2	Party B shall issue an appropriate receipt voucher to Party A within 5 working days after receiving the full Share Transfer Price mentioned in Article 2.1.

3.	Representations and Warranties

3.1	Each Party to this Agreement represents and warrants as follows:

(a)	The Party is a company legally incorporated and existing under the laws of its place of incorporation, or qualified natural person, and has complete rights and capacities to sign and perform this Agreement, and other documents related to this Agreement necessary to achieve the purpose of this Agreement;

(b)	The Party has taken, or will take, all necessary actions to duly and effectively authorize the signing, delivery and performance of this Agreement and all other documents related to the transactions under this Agreement, and such signing, delivery and performance do not violate any relevant laws, regulations and government regulations and do not infringe upon the legitimate rights and interests of any third party.

3.2	Party B and Party C jointly and severally represent and warrant to Party A as follows:

(a)	Party B currently legally and validly holds 100% shares of Party C, and there is no security interest or any other third-party right on the 100% shares of Party C held by Party B, except as otherwise agreed by Party A and Party B;

(b)	Before the completion of the transfer of the Target Shares, Party C will not authorize or cause the issuance or commitment to issue new shares other than the Target Shares already issued on the date of signing this Agreement in any way, and will not make any change to the registered capital or shareholder structure of Party C.

4.	Liability for Breach of Contract

4.1	The Parties shall strictly perform their obligations under this Agreement. If any Party (hereinafter referred to as the “Defaulting Party” in this Article) fails to perform or incompletely or improperly performs its obligations under this Agreement, or its representations and warranties in this Agreement are proven to be untrue, inaccurate or with material omissions or misleading, it shall constitute a breach of contract; in such case, the other Parties to this Agreement (hereinafter referred to as the “Non-defaulting Parties” in this Article) shall have the right to independently decide to take one or more of the following remedies:

(a)	Require the Defaulting Party to continue to perform its obligations under this Agreement and cure the breach;

(b)	Require the Defaulting Party to compensate for all losses, including all costs and expenses incurred in claiming losses, including attorney fees, arbitration fees, evaluation fees, identification fees, etc.;

(c)	Other remedies as provided by laws and regulations.

4.2	If Party A fails to perform the payment obligation under Article 2 of this Agreement on time, for each day of delay, Party A shall pay a penalty of 0.1% of the outstanding amount per day to Party B. If Party A fails to perform the full payment obligation for 30 days after the due date, it shall pay a penalty equal to 20% of the full Share Transfer Price to Party B.

4.3	The rights and remedies provided in this Agreement are cumulative and do not exclude other rights or remedies provided by law.

4.4	The rights and remedies of the Non-defaulting Parties under this Article shall remain valid in the event that this Agreement or any other clause of this Agreement becomes invalid or terminated for any reason.

5.	Effectiveness

5.1	This Agreement is signed and comes into effect simultaneously on the date indicated at the beginning of this Agreement.

5.2	The Parties agree that the transfer of the Target Shares shall take effect after this Agreement is signed by all Parties and the internal resolutions on the transfer of the Target Shares are passed by Party A, Party B and Party C. After the transfer of the Target Shares takes effect, Party A shall enjoy and assume all shareholder rights and obligations corresponding to the Target Shares, and Party B shall no longer enjoy and assume such rights and obligations.

6.	Dispute Resolution

In the event of a dispute arising from the interpretation and performance of the terms under this Agreement among the Parties, the Parties shall negotiate in good faith to resolve the dispute. If the Parties fail to reach an agreement on resolving the dispute within 30 days after a Party requests negotiation to resolve the dispute, any Party may submit the relevant dispute to the Shenzhen International Arbitration Court for arbitration in accordance with its current arbitration rules. The place of arbitration is Shenzhen; the language used in arbitration is Chinese. The arbitration award shall be final and binding on the relevant Parties.

7.	Applicable Law

The validity, interpretation and enforcement of this Agreement shall be governed by the laws of the People’s Republic of China.

8.	Cancellation, Amendment and Supplement of the Agreement

Unless otherwise agreed by all Parties in writing or provided by relevant laws, no Party may unilaterally cancel or terminate this Agreement.

The Parties shall amend and supplement this Agreement in writing. The amendment agreements and supplement agreements duly signed by the Parties are an integral part of this Agreement and have the same legal effect as this Agreement.

9.	Separability of the Agreement

If any clause under this Agreement is invalid or unenforceable due to inconsistency with relevant laws, such clause shall only be invalid or unenforceable within the scope of the relevant laws and shall not affect the validity or enforceability of the remaining provisions

10.	Others

This Agreement is made in Chinese in triplicate, with each Party holding one copy, and all copies having the same legal effect.

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[This page has no text and is the signature page of the Share Transfer Agreement]

Party A：Junze Management Co., Limited

Authorized Representative:	/s/ Qing Zhang
Qing Zhang, Chief Executive Officer

[This page has no text and is the signature page of the Share Transfer Agreement]

Party B：SKY KINGWIN (HK) LIMITED

Authorized Representative:	/s/ Ruilin Xu
Ruilin Xu, Director

[This page has no text and is the signature page of the Share Transfer Agreement]

Party C：Guangdong Tiancheng Jinhui Enterprise Development Group Co., Ltd.

Authorized Representative:	/s/ Dongliang Mao
Dongliang Mao, President